SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a)(2)(xxxvii)
Relevant Fact (hecho relevante), filed with the CNMV on March 21, 2006, related to the order entered by the Madrid Mercantile Court nº 3 on Endesa's motion for interim measures (without attachment, which will be filed separately)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: March 21, 2006	By:	/s/ Álvaro Pérez de Lema

Title: Manager of North America Investor Relations

RELEVANT FACT

New York, 21 March, 2006. On 25 November, Endesa (NYSE: ELE) , S.A. filed a lawsuit against Gas Natural SDG, S.A. and Iberdrola, S.A. with the Mercantile Court based on article 81 of the European Community’s Constitution, in which it claimed that Gas Natural SDG, S.A. and Iberdrola, S.A. had reached an illegal agreement under the terms of such article. The lawsuit is being heard by Madrid Mercantile Court nº 3 under ordinary trial number 523/2005.
On 21 March, 2006, Madrid Mercantile Court nº 3 entered an order on Endesa’s motion for interim measures in the aforementioned proceeding, the operative portion of which is interimas follows:
"Having studied ENDESA’s request for interim measures against GAS NATURAL SDG, S.A. and IBERDROLA, S.A., I order the suspension of, and declare to be suspended, the following:
a) The carrying out of the tender offer launched by GAS NATURAL SDG, S.A. on 5 September, 2005 for ENDESA’s shares and, therefore, the taking of any and all actions relating to, or in connection with, said tender offer, and in particular the acquisition of shares in ENDESA by GAS NATURAL.
b) The carrying out of the contract dated 5 September, 2005 between GAS NATURAL and IBERDROLA.
In order for the foregoing suspension to take effect, the plaintiff must deposit ONE THOUSAND MILLION EUROS to cover possible losses or damages arising from the adoption and maintenance of the interim measures hereby granted by means of an unconditional bank guarantee of indefinite duration payable to the Court, which must be furnished within TEN DAYS.

There is no special ruling with respect to costs.

All parties are informed of this ruling and have leave to appeal this ruling to the Audencia Provincial de Madrid, which must be presented in writing within five days following this notification and which shall not have the effect of suspending this ruling.
All parties are informed of this decision as well as the Anti-trust Authority and the Spanish National Securities Market Commission. They have been informed that the measures agreed will only be effective once the guarantee has been received and accepted by means of a further resolution passed by this Court, which will be duly communicated."

A complete copy of this ruling is attached to this Relevant Fact notice.

Endesa, S.A. is studying the contents and effects of the aforementioned ruling with its legal advisers. Endesa, S.A.’s Board of Directors will meet in the coming days to analyse the implications of this ruling and decide on how to proceed.